FIRST CONNECTICUT BANCORP
One Farm Glen Boulevard
Farmington, Connecticut 06032

May 11, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	First Connecticut Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-171913

Dear Sir or Madam:

First Connecticut Bancorp, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may be effective on May 13, 2011 at 3:00 PM EST, or as soon as possible thereafter.

The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact William W. Bouton III or Adam J. Gwaltney of Hinckley, Allen & Snyder LLP at (860) 331-2626 or (401) 457-5192 with any questions you may have. In addition, please notify either Mr. Bouton or Mr. Gwaltney if and when this request for acceleration has been granted.

Very truly yours,

/s/ Gregory A. White
Gregory A. White
Chief Financial Officer

May 11, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	First Connecticut Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-171913

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join First Connecticut Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Friday, May 13, 2011 at 3:00 p.m. Eastern Time or as soon thereafter as practicable.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.

/s/ Allan D. Jean
Name: Allan D. Jean
Title: Vice President

Keefe, Bruyette & Woods · 10 S. Wacker Dr., Suite 3400 · Chicago, IL 60606
312.423.8200 · Toll Free:  800.929.6113 · Fax:  312.423.8232